UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated October 31, 2012.

Exhibit 99.1

Golar makes move for Floating Liquefied Natural Gas Production Vessel

Golar LNG Ltd ("Golar" or "the Company") announced today that it has reached agreement for the development of the Company's first floating liquefied natural gas vessel (FLNGV).  The agreement is with Keppel Shipyard Limited ("Keppel") and is based on the conversion of existing Moss LNG carriers of which Golar owns three potential candidates.  Golar has already successfully converted three other Moss carriers into Floating Storage and Regasification Units ("FSRU's") of which Keppel has converted two.

Use of the Company's existing Moss LNG vessels, proven topside liquefaction technology together with the appointment of Keppel to undertake the engineering and conversion enables Golar's FLNGV's to facilitate the efficient development of gas monetization opportunities when it comes to cost and schedule. The target gas supply for these units will be pipeline quality gas, lean associated reserves and, potentially, lean gas from otherwise stranded fields. The floating solution gives customers increased flexibility, quicker development times and the unique ability to develop reserves that are currently uneconomic. It further gives them an opportunity to capitalize on the large global gas spreads and the attractive economics associated with gas as an energy resource.

The first FLNGV will have a capacity of up to 2 million tonnes per annum and will utilize the existing 125,000 cubic meters of LNG storage on board the carrier.  Keppel will start the FEED study in November and detailed design and engineering is expected to be concluded around mid-2013 when vessel conversion is expected to start. The first unit will be developed through several construction stages in order to accommodate customer requirements and is expected to be ready for production by Q1 2015. Golar retains the option to convert two additional vessels with Keppel under the same agreement. The Company sees its partnership with an experienced shipyard and a production plant provider with significant LNG experience as valuable for minimizing technical risk in the project.

This project represents the next phase in Golar's strategy of expanding its presence within the LNG industry. The Company aims to offer its customers unique, flexible and highly economical solutions, thereby capturing a substantially greater share of the overall LNG commodity trade value. The Board anticipates that the first unit can be financed through a combination of existing cash, future cash flow, further drop downs and new debt facilities and presently do not envisage any need for additional equity.

Golar's Chairman John Fredriksen said, "Golar helped to open up the LNG market through the introduction of floating receiving terminals which have opened a lot of new markets for LNG.  Our FLNGV's will be able to provide a fast-track, cost effective solution for developing new LNG production capacity.   We believe this technology will be extremely attractive to companies looking to develop their natural gas assets and we are actively pursuing multiple opportunities.  It is Golar's intention to market the solution for field developments as well as for direct production from existing pipeline infrastructure. The Board sees particular opportunities in the African region, where gas prices remain low.  Significantly, large quantities of gas are currently being flared and the infrastructure doesn't naturally support large land based LNG investments. The Board is excited about the new business line and sees massive opportunities for growth in the next five to ten years".

Golar LNG Limited

Hamilton, Bermuda

October 31 2012

Investor relations enquiries:

Golar Management Limited - + 44 207 063 7900

Brian Tienzo

Stuart Buchanan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: October 31, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer